Med Gen, Inc.
                7284 W. Palmetto Park Road, Ste. 207
                       Boca Raton, FL 33433
                       Tel. (561) 750-1100




August 9, 2005

Via Fax (202)772-9217
Jeffrey P. Riedler, Assistant Director
Division of Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0309
Washington, D.C.   20549

	Re:	Med Gen, Inc.
		Registration Statement on Form SB-2
		File No. 333-122093

Dear Mr. Riedler,

Med Gen, Inc. hereby requests that the above-captioned registration statement be ordered effective at 10:00 a.m. on August 12, 2005.

The undersigned is aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above Registration Statement and acknowledges that:

           1.   Should the Securities and Commission (the
           "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

           2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

           3. The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United
           States.


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Very truly yours,

Med Gen, Inc.


By: /s/Paul Mitchell
   -------------------------------
   Paul Mitchell, President


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